Mail Stop 3561

May 29, 2009

Michael J. Knesek
Senior Vice President, Controller and
 Principal Accounting Officer
DEP Holdings, LLC
1100 Louisiana Street
10th Floor
Houston, Texas 77002

Re: Duncan Energy Partners L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 001-33266

Dear Mr. Knesek:

 We have reviewed your letter dated May 22, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Item 13. Certain Relationships and Related Transactions, and Director …, page 97

Related Party Transactions, page 97

Relationship with EPCO, page 100

1. We reviewed your response to comment three in our letter dated May 11, 2009. In future filings please also disclose for each period for which you report compensation the amount of time devoted by each of your named executive officers to your business and that of your affiliates.

Item 15. Exhibits and Financial Statement Schedules, page 107

2. We reviewed your response to comment four in our letter dated May 11, 2009. Please revise your proposed future disclosure to remove the statement that investors should not rely on the representations, warranties or other provisions in your exhibits as constituting or providing any factual disclosures about you, any

state of affairs or other matters. We acknowledge that facts and circumstances regarding your current state of affairs may have changed from the date of such agreements. Please revise to refer investors to both the factual statements in the representations, warranties or other provisions in your exhibits as well as the disclosure in your public reports filed with us.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director